MIE, Inc.
7 Oak Park
Bedford, Massachusetts 01730, U.S.A.
Tel: (781) 2751919
Fax: (781) 2752121
TOLL FREE (888) 6434968
www.mieinc.com

Sales Representative Agreement

This is a Sales Representative agreement dated December 08, 1998 between MIE, Inc., a subsidiary of Thermo Instrument Systems, Inc., having its principal place of business in Bedford, MA and hereafter referred to as MIE, Inc., and Cal-Bay Controls.

THEREFORE, and in consideration of the mutual Promises and covenants contained herein, MIE, Inc. hereby appoints Cal-Bay Controls as its Sales Representative and Cal-Bay Controls hereby accepts such appointment and further agrees to solicit purchase orders from prospective purchasers for those products described in Exhibit A attached hereto ("ProductsCommission Schedule"), subject to the terms and condition in this Agreement:

1. Products:

Cal-Bay Controls shall solicit purchase orders for products at the prices and on the terms in effect at the time of any such order. MIE, Inc. will from time to time provide the Representative with price lists and will make every reasonable effort to notify Cal-Bay Controls of price changes as they become effective. However, MIE, Inc. reserves the right to change prices at anytime without notice. MIE, Inc. also reserves the right to make any changes in any product, to add or withdraw any product from coverage hereunder and to change sales policies without any obligation either to (i) make any changes in products already ordered or (ii) fill any order theretofore placed with any product withdrawn from sale, not withstanding the prior acceptance of such order by MIE, Inc.

2. Cal-Bay Controls agrees that it will use its best efforts to promote the full development of the sale and distribution of the products, identified in Exhibit A, in the territory described in Supplement I attached hereto ("Territory"); that it will contact regularly and actively all potential users of products in the territory (except those categories/customers listed in Exhibit C) including industrial firms, eng1neering contractors, original equipment manufacturers, utilities, boiler makers, petroleum companies, petrochemical companies and marine and mining companies. Without limiting the generality of the foregoing, Cal-Bay Controls also agrees as follows:

A. Cal-Bay Controls shall provide MIE,Inc. with copies of all written quotations of $2000 (U.S.) or higher, and all proposals and agreements made by it for the sale of products.

B. Cal-Bay Controls will abide by MIE, Inc.'s policies, rules and directives relating to the sales of products.

C. Cal-Bay Controls will from time to time, at its own expense, send sales personnel to MIE, Inc.'s factory, at Bedford, MA for training in the selection, use, maintenance and sale of products.

3. Method of Payments/Shipments:

Cal-Bay Controls shall not accept payment from any purchaser of products on behalf of MIE, Inc., unless so authorized by MIE, Inc.. All products sold hereunder shall be shipped by MIE, Inc. directly to purchasers and shall be billed directly to any such purchasers by MIE, inc. unless otherwise approved, in advance, by MIE, Inc.

4. Order Handling:

All orders obtained and agreements made pertaining to MIE, Inc. and/or its products by Cal-Bay Controls shall be Subject to acceptance and acknowledgment by MIE, Inc. All sales quoted or purchase orders taken by Cal-Bay Controls hereunder shall be in U.S. dollars, unless otherwise instructed or approved by MIE, Inc. MIE, Inc. may; at its sole discretion, refuse to accept or execute any purchase orders which Cal-Bay Controls may solicit or which may otherwise be received and, in this event, Cal-Bay Controls shall not have any claim against MIE, Inc. by reason of such refusal.

5. Commissions:

MIE, Inc. shall pay to Cal-Bay Controls commissions on all sales of products made hereunder (except as noted in Exhibit C) as a result of the efforts of Cal-Bay Controls at the rates set forth in attached Exhibit A computed on MIE, Inc.'s net invoice price for products sold to purchasers thereof. "Net Invoice Price" shall mean the amount billed to the purchaser by MIE, Inc. excluding authorized discounts, transportation charges, interest charges, taxes, allowances, late payment, service charges, cost of collections, rebates and returns. Commissions shall be paid in accordance with MIE, Inc.'s Policy. NO commission shall be payable hereunder unless MIE, Inc. receives the payment from the purchaser of the product. MIE, Inc. may, at anytime adjust commissions payable to reflect retention arrangements, deductions for subsequent returns, recourse payments, claims or allowances granted by MIE, Inc. in the final settlement of any order.

A. Any and all taxes levied against MIE, Inc. or Cal-Bay Controls as a result of any commissions paid to Cal-Bay Controls hereunder shall be for the sole account of Cal-Bay Controls which will defend and hold MIE, Inc. harmless herefrom.

B. MIE, Inc. reserves the rights to send its employees into the Territory at any time to determine the effectiveness with which Cal-Bay Controls is promoting the sale of products.

6. Commissions After Termination:

Cal-Bay Controls shall be entitled to commissions "On orders accepted and acknowledged by MIE, Inc. prior to the effective termination date of this agreement.

A. With respect to purchase order and engineering credit commission, provided such orders are scheduled for shipment no later than one year after acceptance and acknowledgment of such order; and

B. with respect to destination commission credit, such commission will be paid to Cal-Bay Controls serving the territory at the time of the shipment;

C. With respect to order additions received after effective termination date of Agreement commission will be paid to Cal-Bay Controls serving the territory at the time of receipt of said addition.

7. Commissions in Dollars:

It is agreed and understood that, notwithstanding anything to the contrary above, all payments of commissions shall be in U.S. dollars, unless otherwise agreed by the parties. In no event shall MIE, Inc. suffer any financial detriment as a result of paying commissions in currencies other than those identified herein. It is further understood that all commission payments will be .made by business check, mailed to Cal-Bay Controls' place of business.

8. Compliance with Law:

It is agreed and understood that, if applicable, any sales of products made by Cal-Bay Controls to purchasers located in a country other than the United States will be made in strict compliance with the U.S. Export Act of 1949, the Export Administration Act and regulations pursuant thereto, and all other applicable laws, rules and regulations of the United States or any state thereof. Cal-Bay Controls shall give MIE, Inc. advance notice of any such proposed sale prior to the time of quotation or proposal for same is made. Cal-Bay Controls shall indemnify and save MIE, Inc. harmless from any fines or other penalties assessed or proposed as a result of the violation by Cal-Bay Controls of any such law, rule or regulation.

9. Payments to Third Parties:

Cal-Bay Controls hereby represents and covenants that neither it nor any of its. employees or representatives has or shall have directly or indirectly any agreement or arrangement with any official, employee or representative of any customer/purchaser or of any government or governmental agency or any political party under which such official, employee, representative or political party shall receive either directly or indirectly anything of value whether monetary or otherwise as a result of or in connection with any actual or contemplated sale of any Product of service of MIE, Inc. between a customer, government, governmental agency, political party or employee or representative thereof, or as a result of, or in connection with any action or contemplated action taken or requested to be taken by any government, governmental agency or political party of any nature relating to MIE, Inc.

10. Warranty:

MIE, Inc. makes no warranty, expressed or implied, to representative with respect to the products. MIE, Inc.'s only obligation or liability, as a result or by reason of or in connection with the failure or malfunction of any product or any defect therein will be to the purchaser or user thereof and such warranty shall be limited to the replacement or repair of such product pursuant to any written warranty furnished to the purchaser or user by MIE, Inc.

Representative shall not be authorized to make nor shall Cal-Bay Controls make any changes or modifications to MIE, Inc.'s warranties. Cal-Bay Controls hereby agrees to indemnify and hold MIE, Inc. harmless from and against any and all claims, suits, or actions by any purchaser or user against an unauthorized representation, warranty, or guarantee made by Cal-Bay Controls concerning products. In the event of a customer bringing action against MIE, Inc. and Cal-Bay Controls jointly, the cause of which results from warranty claims by the customer, MIE, Inc. will defend said action and hold Cal-Bay Controls harmless, provided that Cal-Bay Controls has only made representations to the customer which have been endorsed by MIE, Inc.

11. Advertising

A. In order to maintain a high standard in the promotion of sales of the products, Cal-Bay Controls will conform to MIE, Inc.'s sales and advertising policies. Toward this end Cal-Bay Controls shall not recommend the products for an unsuitable application or for application not recommended by MIE, Inc. MIE, Inc. will provide Cal Bay Controls, on terms to be mutually agreed upon from time to time, and Cal-Bay Controls will use, advertising and sales promotion literature and material developed by MIE, Inc. for local use. Cal-Bay Controls will submit for the prior approval of MIE, Inc. all advertising material concerning the products developed by Cal-Bay Controls for Cal-Bay Controls' own use.

B. Cal-Bay Controls acknowledges that MIE, Inc. is the sole owner of the trademarks and trade names which designate and identify the products.

C. Cal-Bay Controls agrees that it may only use those product trademarks which identify the MIE, Inc. products that it is authorized to sell and then only to further the promotion and sale of the products such trademarks identify. Cal-Bay Controls may only use such trademarks in their standard .form and style as they appear on the products or as instructed in writing by MIE, Inc. No other letter(s), work(s), design(s), symbol(s), or other matter of any kind shall be superimposed upon, associated with or shown in such proximity to the trademarks as to tend to alter or dilute them, and Cal-Bay Controls further agrees not to combine or associate any such trademarks with any other trademark or trade name.

D. In all advertisements, sales and promotional literature or other printed matter created by Cal-Bay Controls in which any of such trademarks appear, Cal-Bay Controls must identify itself by full name and address and state its relationship to MIE, Inc. Every such trademark used or displayed by Cal-Bay Controls must be identified as a trademark owned by MIE, Inc. and such identification must be accomplished by placing an asterisk (*) adjacent to the trademark with the asterisk referring to a footnote reading "* trademark(s) of MIE, Inc.".

E. On its letterhead, business cards, invoices, statements, etc., Cal-Bay Controls may identify itself as a Sales Representative for MIE, Inc.

F. Cal-Bay Controls agrees that it will never use any trademark or trade name of MIE, Inc. or its subsidiaries or affiliates or parent or any simulation of such marks or names as a part of Cal-Bay Controls for MIE, Inc.

G. Upon expiration or in the event of any termination of this Agreement. Cal-Bay Controls shall promptly discontinue every use of such trademarks or any other confusingly similar work or symbol and will also promptly discontinue the use of any language stating or suggesting that Cal-Bay Controls is a Sales Representative of MIE, Inc.

12. Sales Representation:

Cal-Bay Controls shall not make any representation to prospective purchasers with respect to the price of or delivery schedule for the products, or other terms and conditions of any sale thereof, or otherwise, other than as specifically authorized by MIE, Inc. and as MIE, Inc. may advise through subsequent MIE, Inc. approved and authorized price lists and delivery schedules or terms and conditions stated by MIE, Inc. on its acceptance of orders from purchasers.

13. Secrecy:

During the term of this Agreement, MIE, Inc. shall make available to Cal-Bay Controls information {including technical data) pertaining to the manufacture, operation and maintenance of the products which information is proprietary to MIE, Inc.. This information shall be used only to the extent necessary to acquaint potential purchasers with the use of the products. The aforementioned shall not be disclosed to any third parties {including prospective purchasers) except to the extent necessary to promote the sale of the products or as may otherwise be authorized by MIE, Inc. in writing. In the event this agreement is terminated, Cal-Bay Controls agrees not to disclose or to use directly or indirectly, any proprietary information {including technical data furnished to Cal-Bay Controls by MIE, Inc.) for a period of five {5) years subsequent thereto.

14. Use of Proprietary Information:

Cal-Bay Controls agrees that it will not, during the term of this Agreement and for one {1) year thereafter, engage in the design, manufacture, sale or distribution, in the Territory or elsewhere of products which embody property, data, trade secrets, or other information proprietary to MIE, Inc. or which employ trademarks, service marks, or trade names {whether registered or not) which are associated with MIE, Inc.'s business without first obtaining the written approval of MIE, Inc., which approval will not be unreasonably withheld.

15. Force Majeure:

No liability shall attach to either party from delay of performance of non performance of this agreement directly or indirectly caused by or resulting from fire, explosion, accidents, flood or other act of God; strike, boycotts, or other labor trouble or shortage; war, rebellion, insurrection or civil disturbance; action or inaction by any actual or purported government inability to obtain suitable material, equipment, fuel, power or transportation; or; any other performance delays whether similar or dissimilar to the foregoing arising from contingencies, happenings or clauses beyond the control of the party affected.

16. Term & Termination:

The term of this Agreement shall extend for one (1) year from its effective date. Unless previously terminated as provided herein, this Agreement shall continue thereafter for successive one year terms; provided, however, that either party may terminate this Agreement without cause, at any time by giving the other party sixty (60) days prior written notice of such termination in which event this Agreement shall tern1inate sixty (60) days from the date of such notice. Upon such termination or the expiration of the term of this agreement, all rights, duties and obligations of the parties hereunder shall terminate, with the exception of any outstanding obligations of the parties which have theretofore accrued. MIE, Inc. reserves the right to terminate this Agreement upon thirty (30) days notice during the entire term of this Agreement, should the principal ownership or key man status of the Cal-Bay Controls organization change, or should Cal-Bay Controls assign this agreement. This Agreement shall automatically terminate if Cal-Bay Controls shall become insolvent, file or cause to be filed a petition in bankruptcy or for reorganization of its affairs, make an arrangement for the benefit of creditors, or suffer the appointment of a receiver for all or a portion of its assets. Furthermore, should the provisions of Article 9 of this contract be violated, MIE, Inc. may then terminate this contract on one day's notice.

17. Notices:

Any notice required to be given under this Agreement shall be considered properly and timely given when sent first class mail, registered or certified, return receipt requested, postage paid and addressed to the appropriate party at which ever of the following addresses is appropriate or to such other addresses as may be designated by either party from time to time:

MIE, Inc.

7 Oak Park

Bedford, MA 01730

Tel: (781) 2751919 Fax: (781) 2752121

Cal Bay Controls

1582 Parkway Loop, Suite G Tustin, CA 92680

Tel: (714) 2587070 Fax: (714) 2587077

Any notice communicated by either party hereto to the other by means of any fax or electric mail, and confirmed in writing, as above provided, shall also be deemed as properly and timely given.

18. Ancillary Duties:

Cal-Bay Controls shall assist and cooperate in obtaining necessary credit information, the collection of delinquent account and in expediting orders and deliveries. Cal-Bay Controls shall act as liaison with purchasers of products with respect to satisfactory product performance.

19. Independent Contractor:

In all activities hereunder Cal-Bay Controls as an Independent Contractor, shall be solely responsible for all expenses incurred for the operation of its office and activities hereunder. Neither Cal-Bay Controls nor its employees shall be deemed to be agents or employees of MIE, Inc.

20. License:

This Agreement does not grant Cal-Bay Controls any license or rights (i) to manufacture products, or (ii) to use products or MIE, Inc.'s proprietary information in the manufacture of other products and no such licensor grant of such rights shall by implied in the Agreement. This Agreement does not vest in Cal-Bay Controls any right or power to act for or bind MIE, Inc. in any respect or to pledge the credit of MIE, Inc.. Representative will not use the words. "MIE, Inc." in any style, form or manner without the prior written approval of MIE, Inc.

21. Governing Law:

To the extent permitted by the law of the domicile of Cal-Bay Controls the Agreement shall in all respects by construed and interpreted in accordance with the law of the State of Massachusetts, and both parties hereby agree that any litigation concerning or growing out of this Agreement shall be conducted only in the State or Federal courts functioning in the State of Massachusetts.

22. Assignment:

The performance of Cal-Bay Controls hereunder is personal to MIE, Inc. and agreement between Cal-Bay Controls and MIE, Inc. and the rights and duties of Cal-Bay Controls hereunder are not assignable or subject to delegation by Cal-Bay Controls, without the prior written consent of MIE, Inc.

23. Entire Agreement/ Amendments:

This agreement sets forth the entire understanding and agreement between Cal-Bay Controls and MIE, Inc. with respect to the subject matter hereof and shall not be amended or changed or modified except by an instrument in writing, referencing this Agreement and duly executed by both parties.

24. Waiver:

The failure by either party to insist upon the strict performance by the other party of any of such other party's duties or obligations arising under the Agreement, or the failure by either party to exercise any of its rights herein, shall not be construed as a waiver or relinquishment of such party's right to assert any such rights on any future occasion.

25. Savings Clause:

If any portion of this Agreement is held, by any court of competent jurisdiction, to conflict with any applicable and valid law, rule or regulation, such portion or portions of the Agreement are hereby declared to be of no further force and effect in such jurisdiction and this Agreement shall be construed as if such portion had not been included herein.

26. Competitive lines.

In the territory where Cal-Bay Controls sells MIE, Inc. products Cal-Bay Controls will not enter into an agreement or otherwise promote equipment lines competitive to MIE, Inc. products without written authorization from MIE, Inc.. Competitive products will be deemed as instrumentation products which would measure particle concentration in air in the concentration range of O.OOlmg/m3 and up by light scattering techniques, or fibers in air.

27. Headings

The headings here are for convenience and reference only and shall not in any way affect the meaning or interpretation of any provision hereof.

28. Demo Equipment

All manufacturers representatives are required to strictly adhere to the manufacturers equipment demo plan (as noted in exhibit D).

IN WITNESS WHEREOF, the parties have executed this instrument effective as of the date reflected above.

MIE, INC. Cal-Bay Control

/s/ /s/

Pedro Lilienfeld

President
December 08, 1998 12/12/98

SUPPLEMENT 1

TO

REPRESENTATIVE AGREEMENT

DATED December 08,1998

BETWEEN

MIE, Inc.

AND

Cal-Bay Controls

TERRITORY;

The territory referred to in Paragraph 2 of the Agreement is as follows:

The state of California for zip codes 900xx through 935xx.

EXCLUDING THE FOLLOWING:
92328	93218	93242	93277-79	93522	92384
93219	93244	93282	93526	92389	93221
93245	93286	93530	93201	93223	93248
93291	93542	93202	93227	93256-58	93292
93545	93204	93230	93260-62	93426	93546
93207	93234	93265-67	93450	93549	93208
93235	93270-72	93513-15	93210	93210	93237
93274	93517	93212	93239	93275	93522

IN WITNESS WHEREOF, the parties have entered into this Supplement this December 08, 1998.

EXHIBIT A

Commission Schedule

Class of Product Total Commission Paid

From the USA Price List, dated April 1, 1998:

Standard serialized MIE, Inc. Instrumentation 15%

Standard MIE, Inc. Accessories for serialized instrumentation 10%

Special Systems 10%

Note 1: Orders to OEM's (if applicable) and orders discounted below list price will have commission levels subject to negotiation.

Note 2: No commission shall be paid for replacement and/or spare parts. All commissions will be paid with respect to current U.S. Price List.

IN WITNESS WHEREOF, the Parties have entered into this Supplement I this December 08, 1998.

MIE, INC. Cal-Bay Controls

/s/ /s/

Pedro Lilienfeld

President
December 08, 1998 12/12/98

EXHIBIT B

Commission Allocation Policy

MIE, Inc.'s Commission Allocation Policy is intended to jnsure that the commission payable upon the sale of MIE, Inc.'s products is equitably allocated in accordance with the policy set forth in this statement among those representatives, who because of their efforts are entitled to share in it.

The Commission Allocation Policy will be based upon invoices issued by MIE, Inc. and be administered by MIE, Inc. in accordance with the following rules:

1. Purchase order credit will be awarded to the Representative in the Territory in which the purchase order originated. Normally this will be the Territory in which the order is invoiced as directed by the customer's purchase order unless it appears to MIE, Inc., on the basis of information provided to it by the Representative or by the customer, that the Territory in which the purchase originated is different from the Territory to which the invoice is directed. It js the responsibility of each Representative who obtains a purchase order for MIE, Inc.'s products to notify MIE, Inc. of the Territory in which the purchase order was originated.

2. Specification credit will be awarded to the Representative in the Territory in which the consulting engineer or engineering contractor, originating the specifications is located. However, where large companies have central engineering divisions, specification credit will be awarded to the Representative in the Territory in which the central engineering division making specifications is located. In cases where there is both a consulting engineering and central engineering division, specification credit may be divided between the participating offices provided a written agreement to this effect is received by MIE, Inc. prior to receipt of the purchase order. Notwithstanding the foregoing, no Representative shall be entitled to receive specification credit unless he had dealings with the consulting engineer or engineering contractor or central engineering division, as the case may be, in connection with the purchase order the commission for which is being allocated.

Order influence credit recognition may be awarded in cases where a'customer, consulting engineer, engineering contractor or original equipment manufacturer makes a request for MIE, Inc.'s product and the request if verified by MIE, Inc. personnel. In such cases, a portion of the specification credit will be awarded to the Representative in the territory in which the request for MIE, Inc.'s Product was made or order influence occurred. Where there is a consulting engineer, engineering contractor, or a central engineering division and no report or written notification is given to MIE, Inc. prior to receipt of the purchase order, specification credit may be awarded entirely to the Representative or office that influenced the order for MIE, Inc.

3. Destination credit will be awarded to the Territory of final destination into which the Product is shipped or in which the Product will be installed. When products are purchased by original equipment manufacturers, credit will be awarded to the Representative in the Territory when the product is shipped by MIE, Inc.. Destination credit for MIE, Inc. products eventually shipped into any territory as part of an GEM's equipment will only be paid if the appropriate Representative provides proper written justification prior to shipment of the product from MIE, Inc.

4. Allocation of credit for commissions split will be in the following percentages of the total commission payable on the sale of MIE, Inc. Products:

A. Standard MIE, Inc. serialized instrumentation (as contained in the current price list) Purchase Order Credit 30% Specification/Influence Credit 50% Destination Credit 20%.

B. Standard MIE, Inc. Accessories for serialized instrumentation Purchase Order Credit 80% Destination Credit 20%

C. Special Systems Government or Military Specifications / Requirements Purchase Order Credit 100%

5. While the commission payable percentage may be different for each geographic market area because of competitiveness, the allocation policy, Exhibit B, will govern disbursement.

6. Sales Representatives may appeal any commission credit allocation made on any order by writing to the Sales Department at MIE, Inc., giving an explanation of the recommended allocation and reference to supporting evidence. To receive consideration, requests for revision of sales credit allocations must be received at MIE, Inc. within 15 days of shipment of goods. MIE, Inc. has final authority to resolve any dispute involving commissions and commission credit allocation.

EXHIBIT C

Exclusions

The following categories (markets) and/or accounts are excluded from this agreement such that the Representative will not be required to solicit or make quotation nor will MIE, Inc. be required to pay any commissions to the Representative; any distributors under contract with MIE, Inc .

EXHIBIT D

Demonstration Equipment Plan

1. Purpose of Demo Plari: To supply manufacturers' representatives with equipment to best present and promote the MIE, Inc. product line.

2. Required Equipment: DataRAM, and personal DataRAM.

3. Payment Terms: Current list price less 40%. Purchase order and invoice is designated "FOR DEMO PURPOSES". Terms of payment is 180 days from the date the demo equipment is shipped.

4. Resale of Demo Equipment: Manufacturers' representative may resell at any price, demo equipment under the following conditions:

a) Unit is returned, prepaid, to factory for refurbishment and reconditioning at no charge provided normal wear and tear. This must be performed in order for customer to receive six (6) month warranty (see below).

b) Unit is assigned a 6 month warranty and new calibration certificate. If unit does not undergo warranty check 6 month warranty will not be issued.

c) Unit is sold to customer by manufacturers' representative as "Used /Demo Equipment."

5. Re-Order of Demo Equipment: Demo equipment may be reordered once every 6 months providing previous like equipment has been refurbished and resold to a customer.

[LETTERHEAD]

December 8, 1998

DEAR REPRESENTATIVE,

Attached you will find a new MIE, Inc. contract. Recent changes are outlined below. We do request that you sign both copies and return one copy to MIE by January 10, 1999.

paragraph 1: As you know MIE has been a subsidiary of Thermo Instrument Systems, Inc. since July 1998.

Exhibit B: Nothing in sections has changed. But as a refresher you should review it. It details the commission splits should more than one territory be involved in a sale.

Exhibit C: MIE has increased its distributor base for the pDR-1000 series over the last year.

Exhibit D: Payment and reorder terms for the Demo Plan are now 180 days (6 months) from ship date.

Resold demo equipment MUST be returned to MIE for warranty refurbishment by the representative prior to transfer to customer. No warranty will be honored under any circumstances without this refurbishment.

Jean Buckborough

National Product Manager